Contact

www.linkedin.com/in/harry-kloor-0677491a (LinkedIn)

Top Skills

Strategic Planning
Public Speaking
Project Management

Certifications

Certified Diver
Numerous Martial Arts Degrees

Harry Kloor

CEO and CoFounder at Beyond Imagination Inc - Robotic AI Humanoid Robotics Company
Burbank, California, United States

Experience

Beyond Imagination, Inc.
CEO and CoFounder
January 2018 - Present (5 years 2 months)
Greater Los Angeles Area

This company is building commercial medical and general purpose robotic avatars that will erase locality, and enable anyone to go anywhere and do anything. We have world class team of the greatest minds in the world coming together to create product that will bring opportunity and services to everyone around the world.

Entertaining Solutions Consulting
CEO and co-founder
January 2012 - Present (11 years 2 months)

Software and hardware company whose mission is to maximize and monitize each individual's resources

Jupiter 9 Productions
Writer, Producer, Director
January 1994 - Present (29 years 2 months)

Caricord and Stem CC
Chief Scientist and Co-Founder
January 2014 - January 2019 (5 years 1 month)

This stemcell company was successfully acquired, and I have exited from this company in a great way.

XPRIZE
Bold Innovator Avatar Xprize - Creator of this Prize
May 2016 - November 2016 (7 months)
Greater Los Angeles Area

I came in and created and developed Avatar XPRIZE. This prize was voted to become next XPRIZE at VIssioneering Event 2016. I then raised the funds from ANA for both the 10 million dollar prize and its operations.

Singularity University
Founding Team Member, Media Advisor, Part time Lecture 2009/2010
April 2008 - January 2013 (4 years 10 months)

XPRIZE
Chief Science Advisor and Media Consultant
May 2000 - January 2008 (7 years 9 months)

Education

Purdue University
Doctor of Philosophy (Ph.D.) Chemistry and Doctor of Philosophy (Ph.D.) Physics , Chemistry and Physics · (1988 - 2004)